Filed by New Century Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: New Century Financial Corporation

Commission File No: 000-22633

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On April 5, 2004, we issued a press release announcing that our Board of Directors had voted in favor of converting New Century into a real estate investment trust, subject to final Board approval of relevant legal, accounting and financial matters and shareholder approval. The text of the press release follows.

NEW CENTURY FINANCIAL CORPORATION ANNOUNCES DECISION TO

CONVERT TO A REAL ESTATE INVESTMENT TRUST

New Century Announces First Quarter 2004 Loan Production of $8.4 Billion

Irvine, Calif., April 5, 2004, New Century Financial Corporation (Nasdaq: NCEN), one of the nation’s largest mortgage finance companies, announced today that, after careful review, its Board of Directors voted in favor of converting the company to a Real Estate Investment Trust (REIT), subject to final Board approval of relevant legal, accounting and financial matters and shareholder approval.

New Century’s management and Board of Directors weighed the merits of both a REIT restructuring and maintaining its current corporate structure. The decision to convert to a REIT was based on several factors, including the potential for increased shareholder return, tax efficiency and ability to achieve growth objectives. New Century is finalizing the structural issues relating to the REIT conversion and exploring various financing alternatives, in consultation with its financial and legal advisors.

“Our company is committed to delivering performance, growth and long-term shareholder return,” said Robert K. Cole, chairman and chief executive officer. “We believe that by converting to a REIT we will be in a better position to achieve our long-term growth objectives and continue to increase shareholder value.”

New Century also announced today loan production volume for the three months ended March 31, 2004, its dividend payment for the second quarter of 2004, and the timing for its first quarter earnings announcement and its 2004 stockholder meeting.

First Quarter 2004 Loan Production

$’s in billions	2004			2003
	$ Vol.	Funding Days	Average Daily $ Vol.	$ Vol.	Funding Days	Average Daily $ Vol.	% Δ in Vol.	% Δ in Average Daily Vol.
January	$2.5	20	$0.125	$1.5	21	$0.071	67%	76%
February	2.5	19	0.132	1.4	19	0.074	79%	78%
March	3.4	23	0.148	1.8	21	0.086	89%	72%

Fiscal Year	$8.4	62	$0.135	$4.7	61	$0.077	79%	75%

“We are pleased with the strong results we achieved for the first three months of 2004,” said Brad A. Morrice, vice chairman, president and chief operating officer. “We are on track to exceed our $30 billion 2004 production goal.”

Second Quarter 2004 Dividend

New Century’s Board of Directors approved today the second quarter 2004 cash dividend payment to its common stockholders. The Board increased the dividend payment from $0.16 to $0.20 per share. New Century will pay the quarterly dividend on April 30, 2004 to stockholders of record at the close of business on April 15, 2004. The declaration of any future dividends will be subject to New Century’s earnings, financial position, capital requirements, contractual restrictions and other relevant factors.

First Quarter Earnings Announcement

New Century will report its first quarter financial results on Wednesday, April 21, 2004, after the close of market. New Century will host a management conference call on Thursday, April 22, 2004, at 8:00 a.m. PDT. The call and an accompanying slide presentation will also be broadcast simultaneously over the Internet at www.ncen.com.

A replay of the conference call will be available from 11:00 a.m. PDT on April 22, 2004 through 12:00 a.m. PDT on April 29, 2004. The replay number is (888) 286-8010 and the conference call ID number is 95107908.

Those individuals wishing to participate on the conference call should contact Rachel Coultas in Investor Relations at (949) 862-7725 to receive details regarding the call.

Annual Meeting

As a result of today’s announcements, New Century has postponed its 2004 annual meeting of stockholders, originally scheduled for May 5, 2004. New Century intends to hold a stockholder meeting as soon as practicable to cover both general annual meeting matters and the REIT conversion and related proposals. New Century will release details relating to the stockholder meeting at a future date.

About New Century

New Century Financial Corporation is one of the nation’s largest mortgage finance companies, providing first and second mortgage products to borrowers nationwide through its operating subsidiaries. New Century is committed to serving the communities in which it operates with fair and responsible lending practices. To find out more about New Century, visit www.ncen.com.

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements under federal securities laws and New Century intends that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements include, but are not limited to, (i) the belief that the REIT conversion will result in increased shareholder return, tax efficiency and ability to achieve growth objectives, (ii) the belief that by converting to a REIT, New Century will be in a better position to achieve its long-term growth objectives and continue to increase shareholder value, (iii) the belief that New Century is on track to exceed its $30 billion 2004 production goal and (iv) the expectation that New Century will complete the REIT conversion or locate financing alternatives. New Century cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements. Such factors include, but are not limited to, (i) the condition of the U.S. economy and financial system, (ii) the stability of residential property values, (iii) the potential effect of new state or federal laws or regulations, (iv) the effect of increasing competition in New Century’s sector, (v) the interest rate environment, (vi) New Century’s ability to maintain adequate financing facilities, (vii) the outcome of litigation or regulatory actions pending against New Century, (viii) the receipt of final Board approval of relevant legal, accounting and financial matters and shareholder approval of the REIT conversion and related matters and (ix) the risks identified in New Century’s Annual Report on Form 10-K for the year ended December 31, 2003 and its other periodic filings with the Securities and Exchange Commission. New Century assumes no obligation to update the forward-looking statements contained in this press release.

Proxy Information

New Century will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed by New Century with the SEC free of charge by requesting them in writing from New Century Financial Corporation, 18400 Von Karman, Suite 1000, Irvine, California, 92612, Attention: Carrie Marrelli, or by telephone at (949) 224-5745.

Participants in Solicitation

New Century and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of New Century in connection with the merger. Information about the directors and executive officers of New Century and their ownership of shares of New Century common stock are set forth in the proxy statement for New Century’s 2003 annual meeting of stockholders. Additional information regarding the interests of such participants will be set forth in the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when those documents are filed with the SEC.